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                                                                    EXHIBIT 20.1

[MICROSEMI LETTERHEAD APPEARS HERE]


                               December 22, 2000



To Our Stockholders:

     On November 28, 2000, the Board of Directors of Microsemi Corporation (the "Company") approved the adoption of a Shareholder Rights Plan for the Company, which is intended to protect stockholder interests in the event of an unsolicited attempt to acquire the Company on terms that are not in the best interests of the stockholders. I am enclosing a Summary that provides more details about the Shareholder Rights Plan. This plan succeeds the Microsemi Shareholder Rights Plan that was adopted in 1988.

     Shareholder rights plans are commonly adopted to assure that all stockholders are treated fairly in the event of an attempted takeover of a company. The adoption of the Shareholder Rights Plan in no way weakens the financial strength of the Company, does not have a dilutive effect and will not affect reported earnings per share. Further, the adoption of the Plan does not affect the way you now trade shares of the Company's stock.

     The Plan provides for a dividend of one Right for each share of outstanding common stock. Each Right entitles the holder, on the occurrence of certain events, to purchase shares of a newly-created class of the Company's preferred stock. The Company may redeem each Right, on terms spelled out in the Plan, if approved by the Board of Directors. To implement the Plan, the Company is distributing the non-cash Rights dividend to stockholders of record as of the close of business on December 22, 2000. The Rights automatically attach to all shares outstanding on December 22, 2000, and no separate certificates will be issued. Shares issued after December 22, 2000 will also have Rights attached.

     I would like to emphasize that the Rights are not being distributed in response to any effort to acquire control of the Company, nor is the Board aware of any such attempt. The Shareholder Rights Plan was adopted to ensure the Board's ability to protect stockholder interests against takeover strategies that may not provide maximum stockholder value.

     Moreover, the Plan is not intended to prevent all takeovers of the Company. The Rights may be redeemed by the Company under certain circumstances and therefore should not interfere with any merger or business combination that is approved by the Board.

                           On behalf of the Board of Directors,


                                    /s/ David R. Sonksen,
                                    David R. Sonksen,
                                    Executive Vice President and
                                    Chief Financial Officer
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                              SUMMARY OF TERMS OF

                           THE MICROSEMI CORPORATION

                            SHAREHOLDER RIGHTS PLAN

     On May 20, 1988, the Board of Directors of Microsemi Corporation (the "Company") first approved a Shareholder Rights Plan. The original Shareholder Rights Plan, which had a 10-year term, expired. On November 28, 2000 the Board of Directors of the Company approved the present Shareholder Rights Plan (the "Plan") and declared a dividend distribution of one Right for each outstanding share of Microsemi Corporation Common Stock to stockholders of record on the close of business on Friday, December 22, 2000 (the "Dividend Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Fractional Share Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $400.00 per Fractional Share, subject to future adjustments in accordance with the Plan. For example, at an exercise price of $400 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $800 worth of Common Stock (or other consideration, as noted above) for $400. Assuming that the Common Stock had a per share value of $40.00 at such time, the holder of each valid Right would be entitled to purchase 20 shares of Common Stock for $400. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated December 22, 2000 between the Company and Mellon Investor Services, LLC, a New Jersey limited liability company as Rights Agent.

          Certificates. After the Dividend Date, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to extension by the Board of Directors in certain circumstances, the Rights will separate from the Common Stock and a distribution date (the "Distribution Date") will occur upon the earlier of (i) 20 days following a public announcement that a Person or group of affiliated or associated Persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 30% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"); or (ii) 20 days following the commencement of a tender offer or exchange offer that would result in a Person or group beneficially owning 30% or more of the outstanding shares of Common Stock. Current 20% stockholders (if any) would be excluded from the definition of an Acquiring Person until such time as such Person or group has acquired, or obtained the right to acquire, 30% or more of the outstanding shares of Common Stock. Also any Person who shall become the Beneficial Owner of 20% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock would be excluded from the definition of Acquiring Person until such time thereafter as such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          As soon as practicable after a Distribution Date, if any, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except as otherwise determined
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by the Board of Directors, only shares of Common Stock issued prior to the
Distribution Date will be issued with Rights.

          Expiration and Exercise. The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 21, 2010, unless the Rights are extended or earlier redeemed by the Company as described below.

          "Flip-In". In the event that, at any time following the Dividend Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged; (ii) an Acquiring Person becomes the beneficial owner of more than 20% of the outstanding shares of Common Stock; (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse
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stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

          "Flip-Over". In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation; or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

          Notwithstanding any of the foregoing, following the occurrence of any of the "Flip-In" or "Flip-Over" events set forth in the paragraphs above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-Over or Flip-In events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          Permitted Offer. A Permitted Offer does not trigger the exercisability of the Rights. A tender or exchange offer for all outstanding Common Stock at a price and on terms determined by the Board of Directors prior to the purchase to be adequate and in the best interests of the Company and its stockholders (other than the Acquiring Person) is a Permitted Offer under the Rights Agreement. The term "Permitted Offer" also includes a tender offer or an exchange offer commenced on or after the Rights Dividend Record Date by a bidder for all outstanding shares of Common Stock (i) that remains open for at least 50 business days; (ii) pursuant to which the bidder together with its Affiliates and Associates becomes the beneficial owner of 75% of the outstanding shares of Common Stock immediately upon completion of such offer; (iii) if and to the extent the consideration offered is cash, states that the bidder has obtained written financing commitments from recognized financing sources, and/or has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate such tender offer and pay all related fees and expenses;
(iv) if all or part of the consideration offered is securities, offers a security that is to be issued by an entity that has a consolidated net worth at least equal to that of the Company and its consolidated subsidiaries as of September 30, 2000; and (v) states that as promptly as practicable following the completion of such offer, the bidder will propose and seek to consummate a merger of the Company with the bidder (or a subsidiary thereof) in which each share of Common Stock not then owned by the bidder will be converted into the same form and amount of consideration per share as that paid in such offer. In order to satisfy the requirements of clause (i) of this definition, if the nature or amount of the consideration offered in such offer is changed after the offer is commenced, the offer must remain open for at least 50 business days from the date of such change; provided that the requirement of this sentence shall not apply (a) if the consideration is increased after the offer is commenced to an amount that equals or exceeds in value the consideration offered in any other tender offer or

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exchange offer for shares of Common Stock that is open at the time such increase is made and (b) such consideration is not thereafter reduced.

          Exchange Feature. At any time after any Person becomes an Acquiring Person and prior to the acquisition by such Person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person or group which will have become void), in whole or in part, at an exchange rate of one share of Common Stock (or a combination of cash, property, Common Stock or other securities having an equal value) per Right (subject to adjustment).

          Adjustment for Dilution. The purchase price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock; (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fraction of a Fractional Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          Redemption. At any time until twenty days following the Stock Acquisition Date (subject to extension by the Directors), the Company may redeem the Rights in whole, but not in part, at a price of $.00001 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Directors that such redemption of the Rights is fair to the Company. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 20% or less of the outstanding shares of the Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.00001 redemption price. Rights are not exercisable while they are subject to redemption.

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          No Rights as a Stockholder.  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

          Amendments. The Board of Directors of the Company prior to the Distribution Date may amend any of the provisions of the Rights Agreement.
After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period
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governing redemption shall be made at such time as the Rights are not redeemable.

          Availability of Rights Agreement. A copy of the Rights Agreement and each of the other relevant documents has been filed on or about December 28, 2000 by the Company with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. The Company's filings, reports and proxy statements under the Securities Exchange Act are available at the Securities and Exchange Commission's web site, www.sec.gov. A copy of the Rights Agreement and these other documents is available free of charge from the Company. This Summary of Terms of Shareholder Rights Plan does not purport to be complete and is qualified in its entirety by reference to the definitive Rights Agreement, as may from time to time be amended, and the other exhibits referred to above, all of which are incorporated herein by this reference.

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